KIRKLAND LAKE GOLD INTERSECTS NEW HIGH-GRADE MINERALIZATION EAST AND WEST OF MACASSA SOUTH MINE COMPLEX AND ALONG AMALGAMATED BREAK

•	Drilling east of South Mine Complex (“SMC”) intersects high-grade mineralization 200 metres (“m”) northeast of current resource

◦	Key intercepts: 111.8 g/t over 2.1 m true width (SMC East)
53.0 g/t over 2.1 m true width (SMC East)
49.2 g/t over 2.0 m core length (Footwall Zone)

•	New drilling intersects high-grade mineralization 275 m west of existing SMC Mineral Resources (25 m further west of high-grade intersections announced on May 2, 2019)

◦	Key intercepts: 24.4 g/t over 2.0 m core length (SMC West)
46.5 g/t over 2.0 m core length (SMC West)
17.7 g/t over 2.2 m core length (SMC West)

•	Drilling on Amalgamated Break continues to yield ore grade intercepts and confirms presence of high-grade zones

◦	Key intercepts: 108.2 g/t over 3.3 m core length (Amalgamated Break related)
51.3 g/t over 2.0 m core length (Amalgamated Break related)
20.1 g/t over 5.4 m core length (Amalgamated Break related)

Toronto, Ontario - September 16, 2019 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today reported new drill results from underground exploration drilling at the Macassa Mine in Kirkland Lake, Ontario. The new results include 71 drill holes (29,207 m) of drilling from the east and west exploration drifts on the 5300-foot level (“5300 Level”) as well as from the 5600 Level Ramp Development (“5600 Ramp”). Results being reported today are from four underground drill rigs focused on three key target areas, the SMC East, SMC West and the Amalgamated Break. Drilling from the 5300 Level and 5600 Ramp will continue throughout the remainder of 2019, with an additional two drill rigs having recently been added to the exploration program.

A total of 41 drill holes for 18,943 m drilled to the east of the SMC from the 5300 Level east exploration drift intersected high-grade mineralization approximately 200 m northeast of the existing Mineral Resource (Figure 2). A total of 16 drill holes for 6,401 m of drilling were completed from the 5300 Level west exploration drift targeting zones west of the SMC as well as in the Lower SMC. Results from this drilling include high-grade intersections up to 275 m west of existing Mineral Resources (see Figure 2) and 25 m further west of high-grade intersections reported in the Company’s news release dated May 2, 2019. An additional 14 drill holes for 3,863 m of drilling were completed from the 5300 Level west exploration drift and the 5600 Ramp targeting the Amalgamated Break and associated hanging wall mineralization (Figure 3). This drilling resulted in new high-grade intersections up to 175 m west of existing SMC Mineral Resources and within previously identified high-potential target areas along the Amalgamated Break (see news release dated May 2, 2019 for more information).

Tony Makuch, President and CEO of Kirkland Lake Gold, commented: “Today’s results continue to highlight the significant potential we have to grow Mineral Resources at Macassa to the east and west of the SMC, as well as in the Lower SMC. Very importantly, today’s results also include new high-grade intersections along the Amalgamated Break, in two key target areas we identified earlier this year. The results support our view that the Amalgamated Break offers substantial exploration potential and represents a whole new chapter for exploration in the area, given that it extends parallel to the Main and “04” Breaks through the Kirkland Lake gold camp. We will follow up on today’s results over the balance of this year and look to expand our exploration efforts along the Amalgamated Break going forward.”

SMC East
A total of 41 drill holes for 18,943 m of drilling has recently been completed from the 5300 Level east exploration drift targeting the SMC East (Figure 2). The SMC East comprises a shallow dipping (~30 degrees) mineralized horizon including localized high-grade gold bearing quartz veins and/or structural features. Exploration drilling intersected high-grade gold mineralization approximately 200 m northeast of the current resource area, further supporting the potential for resource growth.

Key intersections from the new drill results include: 111.8 g/t over 2.1 m true width in Hole 53-3790 (SMC East), 53.0 g/t over 2.1 m true width in Hole 53-3853 (SMC East), 49.2 g/t over 2.0 m core length in Hole 53-3818 (Footwall Zone, true width unknown). Refer to Table 1 for a complete list of drill hole results. Diamond drilling from this current drill platform has been ongoing since Q1 2019 and will continue through the end of the year. Exploration development will be ongoing to the east on 5300 Level for the remainder of 2019 and will continue into 2020 to support further exploration efforts on the SMC East and other targets.

SMC West
A total of 16 drill holes for 6,401 m of drilling has recently been completed from the 5300 Level west exploration drift targeting the SMC West (Figure 3). Results from this drilling include high-grade intersections up to 275 m west of existing Mineral Resources and 25 m further west of high-grade intersections reported in the Company’s news release dated May 2, 2019. The SMC West comprises shallow and steep dipping mineralized zones including localized high-grade gold bearing quartz veins and/or structural features. As drilling continues to extend the mineralized area further west and away from the current Mineral Resource, follow up infill drilling will be required to confirm the geometry of individual zones. As such, true widths have not yet been calculated for assay composites during this phase of the drill program. Drill holes of note in this area include: 46.5 g/t over 2.0 m core length in Hole 53-3784 (true width unknown), 24.4 g/t over 2.0 m core length in Hole 53-3781 (true width unknown) and 17.7 g/t over 2.2 m core length in Hole 53-5732 (true width unknown). Refer to Table 2 for a completed list of drill hole results. Exploration development during the first half of 2019, as well as the excavation of a diamond drill bay an additional 165 m west of the current platform in early Q3, will allow for additional exploration drilling on SMC West targets during the second half of the year.

Amalgamated Break and Hanging Wall
A total of 14 holes for 3,863 m of drilling is being reported from drilling off of the 5300 Level west exploration drift and the 5600 Ramp targeting the Amalgamated Break and South SMC (Figure 3). This early-stage drilling program is focused on mineralization associated with the steeply dipping Amalgamated Break deformation zone. The current phase of the exploration drilling program has been successful in intersecting additional high-grade mineralization within the deformation zone, as well as in localized zones outside of the main deformation zone. Drill holes of note in this area include: 108.2 g/t over 3.3 m core length in Hole 56-735A (true width unknown), 51.3 g/t over 2.0 m core length in Hole 56-749 (true width unknown) and 20.1 g/t over 5.4 m core length in Hole 53-3839 (true width unknown). The shallow dipping SMC is bounded to the south by the Amalgamated Break and the area drilled during this phase occurs where the shallow dipping SMC transitions into the Amalgamated Break. Further drilling and interpretation work are necessary to confirm geometries of individual intercepts. Refer to Table 2 for a completed list of drill hole results. The Amalgamated Break has been largely untested and represents an important emerging exploration target which remains open and represents a highly prospective target area for the addition of new Mineral Resource ounces. Drilling to follow up on the down dip and eastern and western extent of this mineralization will continue throughout 2019.

2019 Underground Exploration Development
Underground development on the 5300 Level will be ongoing throughout 2019 and is scheduled to include 350 m of advancement to the east and 429 m of advancement to the west, including all track development and the excavation of diamond drill bays. This development is part of an ongoing effort to expand the SMC in all directions and to test for, and define, new target areas.
Two more drills have recently been added to the underground exploration program at Macassa to expedite the current drilling program and test additional areas of the SMC and Amalgamated Break. It is anticipated that exploration drilling will continue with six underground diamond drills for the remainder of the year.

Qualified Person
The Company’s exploration programs at Macassa are conducted under the supervision of Eric Kallio, P.Geo., Senior Vice President, Exploration. Eric Kallio is the ‘qualified person’ for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators, and has reviewed and approved the scientific and technical information in this news release.

QA/QC Controls
The Company has implemented a quality assurance and control (“QA/QC”) program to ensure sampling and analysis of all exploration work is conducted in accordance with best practices.

The drill core is sawn in half with one half of the core samples shipped to Swastika Laboratories in Swastika, Ontario. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of certified reference standards, blanks and the regular re-assaying of pulps and rejects at alternate certified labs. Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 723,701 ounces in 2018 and is on track to achieve significant production growth over the next three years, including target production of 950,000 - 1,000,000 ounces in 2019, 930,000 - 1,010,000 ounces in 2020 and 995,000 - 1,055,000 ounces in 2021. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.
For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Cautionary Note Regarding Forward-Looking Information
This Press Release contains statements which constitute ”forward-looking statements” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made such as, without limitation, opinion, assumptions and estimates of management regarding the Company’s business, including but not limited to; the continued exploration programs on the SMC and Amalgamated Break mineralization, the timing and results thereof; the ability to continue to expand the SMC and Amalgamated Break and to increase levels of resources and the anticipated timing thereof; the potential to increase the level of resources and reserves and potential conversion of mineral resources; the anticipated completion date of the #4 shaft and potential impact and benefits thereof; the amount of future production over any period; and assumptions made relating to operating cash costs based on forecasts and projections. Such opinions, assumptions and estimates, are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the United States Dollar), possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral reserves and resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the Company's annual Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2018 and its filings for the quarterly period ended June 30, 2019, filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.
Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates

All resource and reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act.
In addition, the terms "Mineral Resource", "measured Mineral Resource", "indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the "SEC"). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of a Mineral Resource exists, will ever be converted into a Mineral Reserve or is or will ever be economically or legally mineable or recovered.

FOR FURTHER INFORMATION PLEASE CONTACT
Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com
Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com

Table 1. Complete List of Reported Drill Holes - SMC East

Drill Hole	Target	COLLARS - UTM NAD 83		Direction			Core Interval			Results
		Easting	Northing	Azimuth (°)	Dip (°)	Hole Length (m)	From (m)	To (m)	Length (m)	Au_GPT	Capped	True Width (m)
53-3624	SMC EAST	570024	5331723	312	-36	564	273.1	275.1	2.0	4.1		1.8
53-3625	FW	570025	5331723	321	-32	546	482.3	484.3	2.0	4.2
Including							482.8	483.3	0.5	16.3
53-3626	SMC EAST	570026	5331721	327	-66	358	265.0	267.0	2.0	15.2		2.0
Including							265.5	266.9	1.4	21.4		1.4
And	FW						317.1	319.1	2.0	8.7
Including							318.4	318.7	0.3	56.8
53-3627	SMC EAST	570026	5331723	337	-42	472	NSV
And	FW						425.2	427.2	2.0	5.7
Including							425.8	426.3	0.5	24.7

53-3629	SMC EAST	570027	5331722	337	-58	472	263.0	265.0	2.0	9.5		1.9
Including							264.0	264.6	0.6	30.7		0.6
And	FW						467.9	469.9	2.0	3.0
53-3738	SMC EAST	570168	5331803	297	-56	549	274.8	278.9	4.1	18.5		4.1
Including							275.1	276.4	1.2	53.0		1.2
53-3739	SMC EAST	570168	5331803	298	-50	564	NSV
53-3740	SMC EAST	570168	5331803	302	-64	533	NSV
And	FW						453.2	455.2	2.0	4.4
Including							454.4	454.8	0.3	23.6
53-3741	SMC EAST	570168	5331803	308	-54	655	269.7	271.7	2.0	4.1		2.0
Including							270.1	270.5	0.5	17.2		0.5
And							272.9	274.9	2.0	48.8		2.0
Including							274.1	274.9	0.9	114.9		0.9
And	FW						583.5	585.5	2.0	9.5
Including							583.7	584.1	0.5	39.6
53-3742	SMC EAST	570168	5331803	308	-47	610	295.0	297.3	2.3	6.1		2.3
53-3743	SMC EAST	570027	5331720	324	-29	844	NSV
53-3790	SMC EAST	570027	5331720	330	-51	442	248.8	251.0	2.2	111.8	102.8	2.1
Including							249.1	249.8	0.7	303.1	274.3	0.6
And							263.2	265.2	2.0	75.9	42.7	1.9
Including							263.3	263.6	0.3	493.4	274.3	0.3
53-3791	SMC EAST	570027	5331720	346	-70	441	276.4	278.9	2.5	6.9		2.4
And							282.3	284.4	2.1	6.5		2.0
Including							282.3	283.1	0.8	15.2		0.7
53-3792	SMC EAST	570027	5331720	342	-62	437	259.0	262.2	3.2	11.6		3.1
And	FW						271.0	273.0	2.0	4.4		1.9
And							315.2	317.2	2.0	4.2
Including							316.2	316.7	0.5	17.6
53-3793		570027	5331720				Hole Re-collared - 53-3793A
53-3793A	SMC EAST	570027	5331720	0	-69	396	309.9	311.9	2.0	41.0		1.8
Including							310.3	310.9	0.6	112.7		0.5
And	FW						348.2	350.5	2.3	12.7
53-3800	SMC EAST	570168	5331803	298	-70	442	319.5	321.7	2.2	19.8		2.2
Including							321.3	321.7	0.4	71.5		0.4
53-3801	SMC EAST	570168	5331803	327	-63	457	299.9	301.9	2.0	8.2		2.0
Including							300.4	301.5	1.0	15.1		1.0
And	FW						376.9	379.5	2.6	4.7

53-3802	SMC EAST	570168	5331803	329	-51	457	284.7	286.7	2.0	20.8		1.9
Including							284.7	285.1	0.5	84.2		0.4
And							289.3	291.4	2.1	170.7	63.0	2.0
Including							289.3	289.7	0.5	777.0	274.3	0.4
And							295.4	297.5	2.1	6.2		2.0
Including							295.8	296.3	0.5	24.8		0.4
And							301.4	304.6	3.2	5.5		3.1
53-3809	SMC EAST	570168	5331803	347	-67	366	329.8	333.9	4.1	7.8		3.9
53-3810	SMC EAST	570168	5331803	8	-70	381	NSV
53-3811	SMC EAST	570168	5331803	20	-64	410	NSV
53-3812	SMC EAST	570168	5331803	292	-42	411	301.4	303.7	2.3	59.3		2.3
Including							301.4	301.8	0.3	94.5		0.3
Including							302.6	303.0	0.3	244.9		0.3
53-3813	HW	570168	5331803	286	-50	396	282.1	284.1	2.0	3.2		1.9
And	SMC EAST						293.3	295.4	2.0	4.3		1.9
Including							293.5	294.0	0.5	16.0		0.4
And	FW						331.0	333.1	2.1	4.3
53-3814	HW	570168	5331803	298	-43	411	111.1	113.1	2.0	39.5
Including							111.2	111.6	0.4	198.9
And	SMC EAST						264.7	266.7	2.0	8.0		1.9
Including							265.8	266.4	0.6	23.3		0.6
53-3815	SMC EAST	570168	5331803	320	-41	366	275.7	277.7	2.0	8.0		1.9
Including							275.8	276.2	0.4	36.2		0.4
And							303.0	305.1	2.0	20.2		1.9
53-3816	SMC EAST	570168	5331803	330	-36	381	310.8	312.8	2.0	12.4		1.8
Including							310.8	311.5	0.7	33.8		0.6
53-3817	SMC EAST	570168	5331803	337	-45	366	301.1	303.3	2.2	4.6		2.0
Including							301.1	301.4	0.3	26.2		0.3
And							306.6	308.8	2.1	10.8		1.9
Including							307.5	307.9	0.4	41.5		0.3
53-3818	SMC EAST	570027	5331720	341	-36	610	NSV
And	FW						382.0	384.0	2.0	49.2
Including							382.8	384.0	1.2	80.3
And							426.8	428.9	2.0	9.0
Including							427.2	427.6	0.5	34.9
53-3819	SMC EAST	570027	5331720	335	-42	594	259.4	261.4	2.0	13.7		1.8
Including							260.0	260.6	0.6	43.9		0.5
53-3820	SMC EAST	570027	5331720	328	-42	573	NSV

53-3830	SMC EAST	570168	5331803	295	-59	396	277.1	279.1	2.0	7.6		2.0
Including							277.4	278.0	0.5	22.9		0.5
And	FW						354.2	356.6	2.4	4.8
53-3831	SMC EAST	570168	5331803	320	-60	366	285.3	287.3	2.0	10.9		2.0
Including							286.8	287.3	0.5	39.4		0.5
53-3832	SMC EAST	570168	5331803	333	-70	366	327.8	329.8	2.0	27.8		1.9
Including							328.3	328.8	0.5	120.2		0.4
53-3833	SMC EAST	570168	5331803	333	-55	366	NSV
53-3834	SMC EAST	570168	5331803	343	-62	381	282.7	284.7	2.0	71.8		1.9
Including							283.3	284.0	0.6	235.8		0.6
And							310.2	312.2	2.0	8.4		1.9
Including							310.7	311.6	0.8	16.4		0.8
53-3847	SMC EAST	570027	5331720	341	-39	457	NSV
And	FW						375.0	377.0	2.0	5.9
Including							375.3	375.8	0.5	23.5
53-3848	SMC EAST	570168	5331803	293	-48	472	NSV
53-3851	SMC EAST	570168	5331803	326	-49	427	297.3	300.4	3.1	10.5		3.0
Including							297.3	297.8	0.5	21.1		0.4
Including							298.9	299.2	0.3	20.7		0.3
Including							300.1	300.4	0.3	38.2		0.3
53-3852	SMC EAST	570168	5331803	324	-35	457	325.6	327.6	2.0	11.2		1.8
Including							326.0	326.3	0.3	72.7		0.3
53-3853	SMC EAST	570168	5331803	338	-39	381	314.1	316.1	2.0	5.3		1.8
Including							314.6	315.0	0.5	13.4		0.4
And							322.6	325.0	2.4	53.0	40.7	2.1
Including							324.7	325.0	0.3	370.0	274.3	0.3
53-3854	SMC EAST	570168	5331803	345	-53	381	312.3	314.9	2.6	8.7		2.4
Including							313.8	314.2	0.5	34.1		0.4
And							322.0	324.0	2.0	6.3		1.9
Including							323.4	324.0	0.6	15.8		0.6
And							329.8	331.9	2.1	39.0		1.9

NSV = No significant value
Cut = cut to 274.3 g/t for SMC East Horizon.
The top cut only applies to SMC East horizon where a statistical cut has been calculated. All other zones remain uncut.

Table 2. Complete List of Reported Drill Holes - SMC West and Amalgamated Break

Drill Hole	COLLARS - UTM NAD 83		Direction			Core Interval			Results
			Azimuth (°)	Dip (°)	Hole Depth (m)	From (m)	To (m)	Length (m)	Au_GPT
53-3752	568752	5331152	278	-11	594	46.2	48.2	2.0	4.9
And						198.3	200.5	2.2	17.7
And						363.9	365.9	2.0	6.3
Including						363.9	365.3	1.4	9.1
53-3753	568752						134.9	2.3	4.4
And							291.7	2.3	3.6
And							477.9	2.4	6.6
53-3754	568752	5331153	286	-21	503	31.6	33.6	2.0	3.0
And						362.3	364.6	2.3	9.1
Including						362.3	363.1	0.8	22.4
And						445.5	447.5	2.0	16.3
Including						446.0	446.7	0.7	45.4
And						474.6	476.6	2.0	15.8
Including						475.6	476.6	0.9	32.7
53-3756	568753	5331153					293.3	2.0	4.1
53-3781	568754	5331153	305	-24	457	295.8	297.8	2.0	24.4
Including						296.3	296.7	0.5	106.3
53-3782	568753	5331154	309	-32	457	112.9	115.3	2.4	6.5
53-3783		5331154
53-3784	568754					365.4	367.4	2.0	46.5
Including						366.4	366.8	0.4	233.7
53-3785						305.7	307.8	2.1	4.0
53-3786						120.2	122.2	2.0	7.1
Including						121.3	121.7	0.4	34.9
53-3787						261.5	264.3	2.7	25.6
53-3788	568754	5331154				86.5	88.5	2.0	4.4
53-3821	568754	5331154	329	-31	146	NSV
53-3822	568754	5331154	345	-28	152	NSV
53-3823		5331154
53-3824
56-734
And						189.0	191.0	2.0	4.7
Including						189.0	189.4	0.4	23.8
57-685						80.1	82.1	2.0	5.2
57-686A	569221	5331374	103	-47	137	73.0	76.9	3.9	17.7
Including						73.0	73.8	0.8	78.5
53-3837						201.6	223.4	21.9	9.9
Including						210.0	221.2	11.2	14.8
Including						214.3	218.1	3.8	25.0

53-3838	568754	5331154	86	-49	274	200.6	203.0	2.4	4.0
53-3839		5331154
53-3840	568754
53-3841	568754	5331154	130	-71	251	197.3	199.9	2.7	5.5
53-3842		5331154
56-734	568728	5331341	153	-15	328	NSV
56-735		5331341
56-735A	568728
Including						239.6	240.5	0.9	16.5
And						248.8	252.1	3.3	108.2
Including						248.8	249.2	0.4	746.8
56-736						200.4	204.5	4.1	4.8
56-739						NSV
56-740						NSV
56-742						192.2	194.2	2.0	6.9
Including						192.2	192.8	0.6	19.8
And						291.1	293.1	2.0	10.2
Including						291.1	292.0	0.9	22.4
56-749	568438	5331634	112	-42	396	249.3	251.3	2.0	51.3
Including						249.6	249.9	0.3	331.7
NSV = No significant value

Figure 1. Mine Plan View - South Mine Complex

Figure 2. Plan View - SMC East

Figure 3. West Drilling - Longitudinal View (Looking Northwest)